Exhibit 99.1

For Immediate Release

May 4, 2014

SAP Announces Leadership Appointments to Drive Scale and Adoption of the SAP Cloud Powered by SAP HANA

WALLDORF, Germany – May 4, 2014 – To advance the technology industry’s most successful transition to the cloud, SAP AG (NYSE: SAP) today announced the decision of its Supervisory Board to appoint Robert Enslin and Bernd Leukert to the company’s Executive Board, effective immediately. Enslin will continue to lead global customer operations and Leukert will assume responsibility for the global development organization. The Supervisory Board also approved two new appointments to the Global Managing Board, Helen Arnold and Stefan Ries, to strengthen the next generation leadership team of SAP.

In conjunction with today’s announcements, Dr. Vishal Sikka, Executive Board Member for Products and Innovation, announced his departure from the Executive Board for personal reasons, effective immediately.

“No company in the industry can do what SAP can do in the cloud with the SAP HANA platform today. I would like to personally thank Vishal for his contribution to take SAP to this stage. We will remain friends as he pursues the next step in his journey,” said Hasso Plattner, Chairman of the Supervisory Board of SAP AG. “Robert Enslin and Bernd Leukert have dedicated their careers to SAP’s customers and employees. They will play integral roles in scaling the broad adoption of the HANA Cloud platform and accelerating the company’s success into a new era. I’m also pleased that strong leaders like Helen Arnold and Stefan Ries are stepping into senior leadership positions to drive SAP forward at this moment of significant opportunity.”

SAP HANA had a continuing strong adoption rate in the first quarter 2014, demonstrating that it is the leading real-time business platform. SAP now has more than 3,200 SAP HANA customers since market launch in June 2011 and close to 1,000 customers for SAP Business Suite powered by SAP HANA, which was launched just one year ago. SAP HANA is also evolving into the leading technology platform: there are more than 1,200 startups from 57 countries building applications on SAP HANA. Of these startups, more than 60 already have commercially available products on the market today.

“Our SAP HANA platform is established as the global standard, its roadmap is in full effect”, said Bill McDermott and Jim Hagemann Snabe, Co-CEOs of SAP. “Now is the moment for leaders like Rob Enslin, Bernd Leukert, Helen Arnold and Stefan Ries to step up and fulfill the promise of SAP as THE cloud company powered by SAP HANA. We couldn’t be more thrilled by this next-generation leadership team and all it will bring to our mission to simplify everything.”

Enslin and Leukert represent two of SAP’s longest serving and most promising leaders, bringing a combined 42 years of SAP experience to the Executive Board.

“Rob Enslin and Bernd Leukert have played central roles in executing our transition to the cloud and the adoption of SAP HANA,” said Bill McDermott and Jim Hagemann Snabe. “SAP customers are looking for the operational experience, thought leadership and best practices to support their own transformations through innovation without disruption. We are very confident that Rob and Bernd are the right leaders to drive the scale and adoption of the SAP Cloud powered by SAP HANA.”

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Enslin joined SAP in 1992 and began his career as an SAP consultant supporting customers in South Africa. He has steadily risen to his current role leading the company’s over 20,000 professionals in sales and services and has presided over the integration of SAP’s go-to-market teams to advance a simplified experience for SAP customers.

Leukert joined SAP in 1994 and has long been one of the company’s foremost technologists and solution visionaries. He was appointed to the Global Managing Board in 2013 after successfully orchestrating the development and delivery of SAP Business Suite powered by SAP HANA. He will now lead the global development organization in redefining business applications on the HANA Cloud platform.

In joining the Global Managing Board, Helen Arnold and Stefan Ries bring strong executive backgrounds that will support the company’s cloud operations and people agenda, respectively.

A 18-year veteran of SAP, Arnold will assume the role of chief information officer for the SAP Group and lead cloud operations and the HANA Enterprise Cloud, in addition to her current responsibilities as the head of SAP´s internal Business Innovations and Application Services organization. She has broad experience leading SAP’s internal innovation agenda, most recently transitioning SAP to a next-generation financial management system on the SAP HANA platform.

Ries recently rejoined SAP to lead global human resources from Egon Zehnder, where he served during the last three years as principal consultant, advising global companies in leadership and executive search. Between 2002 and 2010, Ries had several global and regional leadership positions with SAP’s HR organization.

For more information, visit the SAP Newsroom.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 251,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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